Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the Select Comfort Profit Sharing and 401(k) Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-85914) on Form S-8 of Select Comfort Corporation of our report dated June 27, 2008, with respect to the statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2007, which appears in the December 31, 2007 annual report on Form 11-K of the Select Comfort Profit Sharing and 401(k) Plan.

Minneapolis, Minnesota

June 27, 2008